SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-46772

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pacific Gas and Electric Company Savings Fund Plan for
Union Represented Employees
245 Market Street, Mail Code N2P,
San Francisco, CA 94177

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

REQUIRED INFORMATION

1.  The Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 and the Statements of Changes in Net Assets Available for Benefits for the Years then Ended, together with supplemental schedule and the report of Mah & Associates LLP, independent public accountants, are contained in Exhibit 1 to this Annual Report.

2.  The Consent of Mah & Associates LLP, independent public accountants, is contained in Exhibit 2 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PACIFIC GAS AND ELECTRIC COMPANY SAVINGS FUND PLAN FOR UNION REPRESENTED EMPLOYEES

By:	BRUCE R. WORTHINGTON
-------------------------------------------
Bruce R. Worthington
Chairman, Employee Benefit Committee

Date:  June 27, 2002